UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50833

SEC Mail Processing Section
FEB 29 2012

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Promethean Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 Brush Hill Road
(No. and Street)

Milton (City) MA (State) 02186 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Kurt Kim 617-273-4746
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address), New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Kurt Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Promethean Capital Group LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MYLI MCCAIN ANDERSON
Notary Public - State of New York
NO. 01AN6171832
Qualified in Orange County
My Commission Expires 7/30/2015

E Kurt Kim
Signature

CCO
Title

Myli McCain Anderson 2/27/12
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Promethean Capital Group LLC

Statement of Financial Condition

December 31, 2011

Promethean Capital Group LLC

Statement of Financial Condition

December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Promethean Capital Group LLC
Milton, Massachusetts

We have audited the accompanying statement of financial condition of Promethean Capital Group LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Promethean Capital Group LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, the Company failed to meet minimum net capital under Rule 15c3-1 from December 9 through December 31, 2011.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

Promethean Capital Group LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 23,261
Prepaid Expenses	3,669
Total assets	$ 26,930
LIABILITIES AND MEMBERS' EQUITY	
Liabilities - accrued expenses	$ 16,905
Members' Equity	10,025
Total liabilities and members' equity	$ 26,930

See Notes to Statement of Financial Condition.

Note 1. Organization

Promethean Capital Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was a wholly owned subsidiary of Promethean Investment Group L.P. (the "Parent") from January 1, 2011 through August 31, 2011. Beginning on September 1, 2011, the indirect owners of Promethean Capital Group LLC became direct owners. Effective January 1, 2011, the Company moved its registered office from the State of New York to the Commonwealth of Massachusetts.

The Company acts as an agent in the private placement of securities.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on paragraph (k)(2)(i) of the rule. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC."

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed insured limits. It is the opinion of management that solvency of the referenced financial institutions is not of concern at this time.

Income Taxes: No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to income taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2008.

Note 3. Related Party Transactions

Pursuant to agreements with certain affiliates (the "Affiliates"), the Company reimburses the Affiliates for rent, communications, compensation and general operating expenses paid by the Affiliates.

Note 4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to U.S. SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. During 2011, the deductible on the Company's fidelity bond coverage exceeded the allowable amount and the charge was not reflected in the computation. As a result, on December 9, 2011, net capital fell below the minimum $5,000 requirement. At December 31, 2011, the Company had net capital of $1,356 and a net capital deficit of $3,644.

On January 1, 2012, the Company no longer had an excess deductible due to a change in FINRA Rule 4360. Additional capital contributions were also made by the members as further discussed in Note 5. As such, the Company no longer had a net capital deficit.

Note 5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

The Company received capital contributions of $15,000 from its members.